UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2004.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number 1-10560

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BENCHMARK ELECTRONICS, INC.

3000 TECHNOLOGY DRIVE

ANGLETON, TEXAS 77515

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.               Statements of Net Assets Available for Benefits as of December 30, 2004 and 2003

2.               Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2004

3.               Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2004*

EXHIBITS

23                                                                     Consent of Independent Registered Public Accounting Firm

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

By:	/s/ Gayla J. Delly
Gayla J. Delly
Chief Financial Officer of Benchmark Electronics, Inc.

Date:	June 27, 2005

ii

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 30, 2004 and 2003

(With Independent Registered Public Accounting Firm’s Report Thereon)

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Benchmark Electronics, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 30, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Houston, Texas

June 21, 2005

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2004 and 2003

	2004	2003
Assets:
Cash	$141,118	—
Investments, at fair value	90,887,276	81,620,623

Receivables:
Employer contributions	104,223	81,888
Participant contributions	223,612	190,666
Due from trustee	172,164	61,978
Securities sold	1,661	64,978
Accrued interest	78,690	74,133

Total receivables	580,350	473,643

Total assets	91,608,744	82,094,266

Liabilities:
Due to broker for securities purchased	142,760	64,978
Excess contributions due to participants	—	96,958

Total liabilities	142,760	161,936

Net assets available for benefits	$91,465,984	81,932,330

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2004

Investment income:
Interest	$1,075,581
Dividends	651,045
Net gain on investments in common / collective trust funds	7
Net gain on investments in mutual funds	3,182,193
Net depreciation in fair value of common stock	(339,981)

4,568,845

Contributions:
Employer	2,712,865
Participant	5,871,967
Rollovers	865,922

9,450,754

Benefits paid to participants	(4,485,945)

Net increase	9,533,654

Net assets available for benefits:
Beginning of year	81,932,330

End of year	$91,465,984

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 30, 2004 and 2003

(1)       Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for more complete information.

(a)       General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and employees of the Company’s affiliates, Benchmark Electronics Delaware Corp., Benchmark Electronics Company, Benchmark Electronics California Incorporated and Benchmark Electronics Huntsville, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan has adopted the Dreyfus Non Standardized Prototype Profit Sharing Plan and Trust (the Prototype Plan).

The Plan is administered by the Company and advised by the board of directors of the Company.  Boston Safe Deposit and Trust Company is trustee of the Plan and Mellon Human Resources and Investor Solutions is the record keeper.

(b)       Contributions and Investment Options

The Plan states that participants may elect to make pre-tax contributions from 1% to 17% (in 0.5% increments) of their compensation, as defined.  Participant contributions will be matched by the Company on a 100% basis, not to exceed 4.0% of a participant’s compensation (referred to as employer contributions) upon one year of service.  The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year.  The Company did not make a discretionary contribution during the 2004 Plan year.  Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions.  Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants may direct all contributions to any of the following investment options.

•      Mellon Stable Value, (formerly Dreyfus-Standish Stable Value) Series I - The fund is a collective investment fund that seeks high current income and stability of principal.  The fund will invest principally in investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts consisting of high-quality fixed income securities held within contracts to minimize market volatilities, and short-term money market instruments.

•      Dreyfus Disciplined Stock Fund - The fund seeks capital appreciation. The fund normally invests at least 80% of its assets in stocks.  The fund focuses on stocks of large cap companies.  The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.  Consistency of returns compared to the S&P 500 is a primary goal of the investment process.

•      Dreyfus Appreciation Fund, Inc. - The fund seeks long-term capital growth and preservation of capital.  Its secondary goal is current income.  The fund normally invests at least 80% of its assets in common stock.  The fund focuses on “blue chip” companies, including multi-national companies, with total market capitalizations of more than $5 billion at the time of purchase.  The fund manager uses a “buy and hold” investment strategy and seeks to keep annual portfolio turnover below 15%.

•      Dreyfus Premier Balance Fund, Class R - The fund seeks to outperform an unmanaged hybrid index, 60% of which is the S&P 500 Index and 40% of which is the Lehman Brothers Intermediate Government/Corporate Bond Index.  The fund normally invests 60% of assets in stocks and 40% in bonds.  However, the fund may invest up to 75% and as little as 40% of its assets in stocks and up to 60% and as little as 25% of its assets in bonds.

•      Dreyfus Premier Core Bond Fund, Class R - The fund seeks to maximize total return through capital appreciation and current income.  It normally invests primarily in U.S. government bonds and notes, corporate bonds, convertible securities, preferred stocks, asset-backed securities, mortgage-related securities, inflation-indexed bonds and bonds of foreign issuers.  The fund seeks to maintain a portfolio with an investment grade of BBB/Baa or higher, but may invest up to 35% of its assets in lower-rated securities.  The fund can be expected to have an average effective maturity of between 5 and 10 years and an average effective duration between 3.5 and 6 years.

•      Federated International Equity Fund, Class A - The fund seeks total return.  The fund invests primarily in equity securities of companies based outside the United States.  Its investment adviser uses a bottom-up approach to stock selection and selection of industry and country are secondary considerations.  The adviser attempts to purchase securities with a mix of growth and value characteristics.

•      MSIF Trust Mid Cap Value Fund: Advisors Shares – The funds seeks above-average total return over a market cycle.  The fund invests 80% of assets in common stocks with capitalizations generally in the range of companies included in the Russell Midcap Value index.  It may also invest up to 20% of assets in securities of foreign issuers.

•      Dreyfus Premier Future Leaders Fund, Class R – The fund seeks capital growth.  To pursue this goal, it normally invests at least 80% of assets in companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth.  The fund invests primarily in companies with total market capitalizations of less than $2 billion at the time of purchase.  The fund’s investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.  The fund may invest up to 25% of its assets in foreign securities.

•      Benchmark Electronics, Inc. Common Stock Fund - Funds are invested in common stock of the Company.  This fund seeks capital growth.  This investment is designed to give participants ownership in Benchmark Electronics, Inc., as well as an opportunity to share in the Company’s potential long-term growth.

(c)        Participant Accounts

Each participant’s account is credited with the participant’s contribution and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)       Vesting

Participants are immediately vested in their contributions and in employer matching contributions to the Plan plus actual earnings thereon.

(e)        Participants’ Notes Receivable

Upon application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants’ 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  Participants’ notes are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time.  The interest rate is set at the prime rate plus 1%.

(f)        Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

(g)       Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates or rollover to another qualified plan.

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan.  Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

(h)       Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement.

(i)        Forfeitures

Nonvested employer contributions are forfeited upon the participant’s receipt of a distribution of his/her vested balance.  If the participant is subsequently reemployed before incurring five consecutive one-year breaks in service and such participant had received a distribution of his entire vested interest prior to his reemployment, amounts forfeited may be reinstated if the rehired participant repays to the Plan the amounts previously distributed upon his/her prior termination.  At December 30, 2004 and 2003, forfeited nonvested accounts totaled $203,871 and $207,963, respectively.  These accounts will be used to reduce future employer contributions.

(2)                     Summary of Accounting Policies

(a)       Basis of Financial Statements

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)       Investment Valuation

The Plan’s investments are stated at fair value.  The common stock of the Company and mutual funds are valued at their quoted market price.  The investments in common / collective trust funds are valued based upon the quoted market values of the underlying assets.  Participants’ notes receivable are recorded at cost which approximates their fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividends are recorded as earned.  Net investment gain (loss) from mutual funds and common/collective trust funds includes interest, dividends, realized gains (losses) on sale of investments and unrealized appreciation (depreciation) in fair value of investments.  Net appreciation in fair value of common stock includes realized gains (losses) on sale of common stock and unrealized appreciation (depreciation) in fair value of common stock.

(c)        Mellon Stable Value Fund, Series I

The Mellon Stable Value Fund, Series I, (the Stable Value Fund) which is a common/ collective trust fund, is valued at $1 per unit.  The Stable Value Fund invests a substantial portion of its assets in GICs, bank investment contracts, and synthetic investment contracts.  The contracts are fully benefit-responsive and therefore are recorded at contract value, which approximates fair value.  For the year ended December 30, 2004, the annual rate of return for the Stable Value Fund was 3.83%.

(d)       Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represents 11.7% and 13.1% of the Plan’s net assets as of December 30, 2004 and 2003, respectively.  The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(e)        Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

(f)        Payment of Benefits

Benefits are recorded when paid.

(3)       Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(4)       Federal Income Tax Exemption

The IRS has determined and informed the Company by a letter dated September 1, 1994, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a).  The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections.

(5)       Reconciliation of Financial Statements to Form 5500

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2004 and 2003 is as follows:

	2004	2003
Net assets available for benefits reported per the Form 5500	$90,973,426	81,694,756
Adjustment in employer contributions receivable	104,223	81,888
Adjustment in participants contributions receivable	223,612	190,666
Adjustment in due from Trustee	172,164	61,978
Adjustment in participants’ notes receivable	(7,441)	—
Adjustment in excess contribution due to participants	—	(96,958)

Net assets available for benefits reported in the accompanying statement	$91,465,984	81,932,330

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2004 is as follows:

Net changes in net assets available for benefits reported per the Form 5500	$9,278,670
Adjustment in contributions from employer	69,649
Adjustment in contributions from participants	129,687
Adjustment in interest	1,545
Adjustment in amounts due from Trustee	(42,855)
Adjustment in excess contribution refunds	96,958

Net changes in net assets available for benefits reported in the accompanying statement	$9,533,654

(6)         Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets as of December 30, 2004 and 2003:

2004
Mellon Stable Value Fund, Series I	$25,344,666
Dreyfus Disciplined Stock Fund	20,623,316
Benchmark Electronics, Inc. Common Stock Fund	10,684,432
Dreyfus Appreciation Fund, Inc.	9,733,556

2003
Dreyfus-Standish Stable Value, Series I	$23,825,682
Dreyfus Disciplined Stock Fund	18,054,590
Benchmark Electronics, Inc. Common Stock Fund	10,736,840
Dreyfus Appreciation Fund, Inc.	8,620,165

(7)         Party-in-Interest Transactions

The Plan engages in investment transactions with Funds managed by Dreyfus Corporation.  Dreyfus Corporation is affiliated with Mellon Financial Corporation who is the parent company for both Dreyfus Corporation and Boston Safe Deposit and Trust Company, the Trustee.  These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

The Plan invests in shares of the Company’s common stock.  As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions which are also exempt under ERISA.

Schedule I

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Employer Identification Number (74-2211011) - Plan Number (001)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 30, 2004

	(a) (b) Identity of issuer	(c) Description of investment	(e) Current value

*	Dreyfus Trust Company	Mellon Stable Value Fund - Series I	$25,344,666

*	Mellon Trust of New England	Pooled Employee Daily Liquidity Fund	2,683

*	Dreyfus Trust Company	Dreyfus Disciplined Stock Fund	20,623,316

*	Dreyfus Trust Company	Dreyfus Appreciation Fund, Inc.	9,733,556

*	Dreyfus Trust Company	Dreyfus Premier Balanced Fund, Class R	4,564,938

*	Dreyfus Trust Company	Dreyfus Premier Core Bond Fund, Class R	4,124,099

	Federated Investors	Federated International Equity Fund, Class A	4,231,364

	Morgan Stanley Institutional Funds/Trust	MSIF Trust Mid Cap Value Fund: Advisors Shares	4,407,708

*	Dreyfus Trust Company	Dreyfus Premier Future Leaders Fund, Class R	4,026,936

*	Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	10,684,432

*	Participants	Participants’ notes receivable (rates range from 5.0% to 11.0% at December 30, 2004)	3,143,578

			$90,887,276

Cost information omitted as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

*	Represents party-in-interest transactions.